SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

GENIUS BRANDS INTERNATIONAL, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

 (Title of Class of Securities)

37229T103

 (CUSIP Number)

Melechdavid, Inc.
100 South Pointe Drive
Miami Beach, FL 33139

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 37229T103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 31,210,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 31,210,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,210,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.12% (Based on 609,969,695 shares outstanding as of January 10, 2014.)
12	TYPE OF REPORTING PERSON* IN

(1) Represents 31,210,000 shares of common stock held by Melechdavid Inc. (“Melechdavid”).  Shares of common stock owned by Melechdavid are deemed to be indirectly owned and controlled by Mark Groussman.

CUSIP No. 37229T103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 31,210,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 31,210,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,210,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.12% (Based on 609,969,695 shares outstanding as of January 10, 2014.)
12	TYPE OF REPORTING PERSON* OO

Item 1(a).       Name of Issuer:

Genius Brand International, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:

9401 Wilshire Boulevard #608
Beverly Hills, California 90212

Item 2(a).       Name of Person Filing.

The statement is filed on behalf of Melchdavid Inc. (“Melechdavid”) and Mark Groussman (with Melechdavid, the “Reporting Persons”).

Item 2(b).       Address of Principal Business Office or, if None, Residence.

100 South Pointe Drive, Miami Beach, FL 33139

Item 2(c).       Citizenship.

United States.

Item 2(d).       Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e).       CUSIP Number.

37229T103

Item 3.	Type of Person

Not applicable.

Item 4.            Ownership.

(a) Amount beneficially owned: 31,210,000 (1).

(b) Percent of class: 5.12% (Based on 609,969,695 shares outstanding as of January 10, 2014).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  0.

(ii) Shared power to vote or to direct the vote: 31,200,000 (1).

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 31,200,000 (1).

(1) Represents 31,210,000 shares of common stock held by Melechdavid.  Shares of common stock owned by Melechdavid are deemed to be indirectly owned and controlled by Mark Groussman.

Item 5.            Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.            Identification and Classification of Members of the Group.

Not applicable.

Item 9.            Notice of Dissolution of Group.

Not applicable.

Item 10.          Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	By:	/s/ Mark Groussman
Mark Groussman

Melechdavid, Inc.

Date: February 14, 2014	By:	/s/ Mark Groussman
Mark Groussman President